Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 19, 2006

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___	Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110941) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                This Report on Form 6-K contains a news release issued by Vodafone Group Plc on December 19, 2006, entitled “SALE OF 25% INTEREST IN SWISSCOM MOBILE”.

19 December 2006

SALE OF 25% INTEREST IN SWISSCOM MOBILE

Vodafone today announces that it has agreed to sell its 25% interest in Swisscom Mobile to Swisscom for a cash consideration of CHF4.25 billion (£1.8 billion). Swisscom already owns 75% of Swisscom Mobile, which is the leading mobile operator in Switzerland.

The consideration implies an Enterprise Value to EBITDA1 multiple of 9.1x for the financial year ending 31 March 2007.

Vodafone and Swisscom Mobile have signed a revised long-term Partner Network Agreement in Switzerland with an initial five year term. This will enable Swisscom Mobile and Vodafone customers to continue to benefit from Vodafone’s global products and services such as Vodafone live!, Blackberry from Vodafone and international roaming services, including preferred roaming arrangements. In addition, Vodafone and Swisscom will continue to co-operate in serving international corporate customers.

Commenting on the transaction, Arun Sarin, Chief Executive of Vodafone, said:

“Vodafone and Swisscom have enjoyed an excellent relationship since we acquired our 25% stake in Swisscom Mobile in January 2001.  We do not, however, see ourselves as the most appropriate holder of this minority stake in the longer-term and Swisscom is keen to increase its holding in Swisscom Mobile to drive through synergies in its fixed and mobile businesses.  It therefore makes sense to sell our stake now for an attractive price.”

The sale is expected to close on 20 December 2006. The sale proceeds will be used to reduce Vodafone’s net indebtedness.

This transaction does not materially affect Vodafone’s proportionate mobile revenue and EBITDA margin outlook for the financial year ending 31 March 2007. However, Vodafone will no longer receive anticipated dividends from Swisscom Mobile of approximately £0.1 billion this year and there will be a corresponding effect on the Group’s free cash flow outlook for the financial year ending 31 March 2007.

As a result of the transaction, Vodafone currently anticipates recording a gain on disposal of approximately £0.1 billion in its results for the year ending 31 March 2007 and will cease recording its share of the result of Swisscom Mobile from today’s date.

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations
Telephone: +44 (0) 1635 664447	Telephone: +44 (0) 1635 664444

Notes to Editors

About Vodafone

Vodafone is the world’s leading international mobile telecommunications group with equity interests in 27 countries across 5 continents with 191.6 million proportionate customers worldwide as at 30 September 2006 as well as 33 partner networks. For further information, please visit www.vodafone.com

About Swisscom Mobile

Swisscom Mobile is the mobile telephony market leader in Switzerland with over 60% market share. For further information, please visit www.swisscom-mobile.ch

About Swisscom

Swisscom (Swisscom AG and its subsidiaries) is the largest provider of telecoms and IT services in all key business segments in Switzerland. For further information, please visit www.swisscom.ch

Notes:

1.               Swisscom Mobile EBITDA estimate for fiscal year 2007 is based on a consensus of research analysts’ estimates

2.               For illustrative purposes an exchange rate of CHF 2.38:£1 has been used

3.               Vodafone and Vodafone live! are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: December 19 , 2006	By:
Name: Stephen R. Scott
Title: Company Secretary